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                         November 20, 2023

       Sandra Stoneman
       Chief Legal Officer and General Counsel
       Immunome Inc.
       665 Stockton Drive, Suite 300
       Exton, PA 19341

                                                        Re: Immunome Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2023
                                                            File No. 333-275598

       Dear Sandra Stoneman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Dylan Kornbluth